Taubman Centers, Inc.	T 248.258.6800
200 East Long Lake Road	www.taubman.com
Suite 300
Bloomfield Hills, Michigan
48304-2324

Via EDGAR
July 14, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kristi Marrone

Re:    Taubman Centers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016
File No. 001-11530

Dear Ms. Marrone:

We refer to your letter dated June 14, 2016, in which you provided a comment on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (“we” or the “Company”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 23, 2016 (the “2015 Form 10-K”). This letter responds to the Staff's comment as indicated below. For convenience of reference, the Staff comment contained in your June 14, 2016 comment letter is reprinted below in bold italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Net Income to Net Operating Income, page 60

1. We note that you reconcile net operating income from net income through EBITDA, which is also a non-GAAP financial measure. Please clarify how you have complied with all the disclosure requirements outlined within Item 10(e) of Regulation S-K regarding your presentation of EBITDA, specifically, disclosing the reasons why management believes that the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

Response

We acknowledge that in reconciling the Company’s net operating income from net income, the Company subtotals at a measure of EBITDA. We understand that both company-level EBITDA and asset-level net operating income are often considered informative by financial statement users in the real estate and shopping center business in evaluating operating performance. Therefore, in designing a user-friendly and logical reconciliation of net income to net operating income, we take the approach of reconciling through EBITDA to highlight (and to allow users to most effectively understand) the differences between EBITDA and net operating income - i.e. the listing of various corporate-level expenses and activities found in our reconciliation after the EBITDA subtotal.

There are no other discussions, computations, or other disclosures of company-level EBITDA contained or referenced in our 2015 Form 10-K outside of the EBITDA subtotal noted above. That is, the Company did not present such EBITDA-related information not having identified specific instances where such information would otherwise be required by applicable rules or regulations. Given the Company’s de minimus EBITDA-related disclosures in the 2015 Form 10-K, we did not disclose the reasons why management believes EBITDA provides useful information to investors and/or management’s uses of the measure as required by Item 10(e) of Regulation S-K.

We acknowledge the point of the Staff’s comment, i.e. that including EBITDA as a subtotal in our net operating income reconciliation is, in and of itself, the use of a non-GAAP measure. As such, we agree that the discussion of our use of non-GAAP measures contained in our filings could be enhanced by describing the utility of EBITDA and thereby providing investors with a rationale for why the EBITDA subtotal is contained in such reconciliation. Therefore, in future filings where we include EBITDA in this manner, we will (1) define EBITDA as earnings before interest, income taxes, and depreciation and amortization of our consolidated and unconsolidated businesses and (2) state that the Company believes EBITDA provides a useful indicator of operating performance as it is customary in the real estate and shopping center business to evaluate performance on a basis unaffected by capital structure. We believe the current disclosure already complies with the remainder of Item 10(e) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-6800, or email sleopold@taubman.com cc: rhogrebe@taubman.com.

Very truly yours,

/s/ Simon J. Leopold___________________________
Simon J. Leopold
Chief Financial Officer

cc:
Mr. Isaac Esquivel
Mr. Donald J. Kunz, Esq., Honigman Miller Schwartz and Cohn LLP
Mr. Michael S. Ben, Esq., Honigman Miller Schwartz and Cohn LLP